

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Anthony Galici
Executive Vice President and Chief Financial Officer
INDUS Realty Trust, Inc.
641 Lexington Avenue
New York, New York 10022

> **Re: INDUS Realty Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2021**
> **File No. 333-257802**

Dear Mr. Galici:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Oliver Cohen